February 4, 2025

VIA EDGAR SUBMISSION

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Gordon and Ernest Greene

Re:	Funko, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K Furnished on November 7, 2024
Response dated January 15, 2025
File No. 001-38274

Dear Mr. Gordon and Mr. Greene:
Funko, Inc. (the “Company”) is pleased to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 29, 2025. For ease of reference, the comment is repeated in italics below and followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 70
1.We have read your response to prior comment 1. In regards to your adjustments related to (9) one-time disposal costs for finished goods held at offshore factories, (10) one-time disposal costs for unfinished goods held at offshore factories, and 11) inventory write-down, we continue to believe that these adjustments represent normal operating expenses related to your business and should not be eliminated from your Non-GAAP financial measures. Please revise future filings to not exclude these adjustments from your Non-GAAP performance measures. See Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretation.
RESPONSE
The Company respectfully acknowledges the Staff’s comment, and the Company will remove the adjustments related to one-time disposal costs for finished goods held at offshore factories, one-time disposal costs for unfinished goods held at offshore factories, and inventory write-down from the Company’s Non-GAAP performance measures in its future filings with the Commission.
Please do not hesitate to telephone the undersigned at (425) 783-3616, ext. 267, if you have any questions regarding this response letter.

Very truly yours,

/s/ Yves Le Pendeven
Yves Le Pendeven
Chief Financial Officer